                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Metal Management, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  591097 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


             Joseph M. Paolucci, Equity Group Investments, L.L.C.,
      Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3885
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 29, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 9 Pages

CUSIP NO.  591097 10 0               13D/A                    PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     EGI-DM Investments, L.L.C.
     FEIN #36-4331312
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    17,441 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    17,441 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,441 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Includes 15,389 shares which EGI-DM Investments, L.L.C. ("EGI-DM") had the right to purchase under the warrant described in Item 3 of this Schedule 13D.

(2) As of October 31, 2001, the Issuer reported in its Form 10-Q for the period ended September 30, 2001, that it had 8,918,224 shares of common stock outstanding.

(3) Under the Issuer's plan of reorganization in connection with its emergence from Chapter 11 Bankruptcy Proceedings, EGI-DM was issued 1 new share of Metal Management, Inc. common stock for each 675 shares of common stock of Issuer.

CUSIP NO.  591097 10 0               13D                     PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Samstock/SIT, L.L.C.
     FEIN #36-6934126
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    17,441 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    17,441 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,441 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Includes 15,389 shares which EGI-DM had the right to purchase under the warrant described in Item 3 of this Schedule 13D.

(2) As of October 31, as set forth in Issuer's Form 10-Q for the period ended September 30, 2001, the Issuer had 8,918,224 shares of common stock outstanding.

(3) Under the Issuer's plan of reorganization in connection with its emergence from Chapter 11 Bankruptcy Proceedings, EGI-DM was issued 1 new share of Metal Management, Inc. common stock for each 675 shares of common stock of Issuer.

CUSIP No. 591097 10 0               13D/A                      Page 4 of 9 Pages

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
              CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL
               HAVE THE SAME MEANING AS THEY HAVE IN THE SCHEDULE.

ITEM 2. IDENTITY AND BACKGROUND

        Item 2 is hereby amended and restated in its entirety as follows:

        (a - c) This Schedule 13-D is being filed by EGI-DM Investments, L.L.C., a Delaware limited liability company ("EGI-DM") and Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock/SIT"), as the managing member of EGI-DM. As of March 1, 2001, Samstock/SIT is the sole member of EGI-DM. The sole member of Samstock/SIT is Sam Investment Trust, an Illinois trust ("SIT") formed for the benefit of Samuel Zell and members of his family. The sole trustee of SIT is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai").

        The officers and members of the Board of Directors of Chai and their principal occupations are as follows:

        Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

        Kellie Zell is a Director of Chai Trust and also works as a homemaker.

        Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of Equity Group Investments ("EGI").

        Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owner and co-manages Wanger Asset Management, the registered advisor for the Liberty Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

        JoAnn Zell is a Director of Chai Trust. Ms. Zell is a physician.

        Matthew Zell is a Director of Chai Trust. Mr. Zell is also President of Prometheus Technologies, Inc., whose business address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

        Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

        James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.


        The executive officers of Samstock/SIT and their principal occupations are as follows:

CUSIP No. 591097 10 0               13D/A                      Page 5 of 9 Pages


        Samuel Zell - President; Chairman of the Board of Directors of EGI; William Pate - Vice President; Managing Director of EGI;
        Donald J. Liebentritt - Vice President; President of EGI; and Philip Tinkler - Treasurer; Vice President and Treasurer of EGI.

        The principal business of each of EGI-DM, Samstock/SIT, EGI and SIT is investments. Chai is a regulated trust company and manages trusts. The business address of EGI-DM, Samstock/SIT, EGI, SIT, and unless otherwise specified, the executive officers and directors named above, is Two North Riverside Plaza, Chicago, Illinois 60606.

        (d) and (e) None of EGI-DM, Samstock/SIT or to the knowledge of each of EGI-DM or Samstock/SIT, none of SIT or Chai or their respective executive officers or directors has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) All of the executive officers and directors of EGI-DM, Samstock/SIT and Chai are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is amended hereby to add the following:

        As of March 1, 2001, Samstock/SIT owned 100% of the membership interests in EGI-DM. Samstock/SIT, as the sole managing member of EGI-DM, has the power to direct the vote and disposition of the securities of the Issuer held by EGI-DM. The funds used by Samstock/SIT to purchase membership interests in EGI-DM from Mrs. Rosenberg and Mr. Dammeyer in the amount of $1.00 came from working capital.

        As of June 29, 2001, upon its emergence from Chapter 11 Bankruptcy Proceedings, the Issuer effected a 675-for-1 reverse stock split issuing 1 new share of common stock of Metal Management, Inc. ("New Common") for each 675 shares of common stock of Issuer held prior to emergence from Chapter 11 Bankruptcy Proceedings ("Old Common"). This resulted in the issuance of 2,052 shares of New Common. In addition, EGI-DM received 1 new warrant to purchase shares of New Common at an exercise price currently estimated by the Issuer to be approximately $21.50 per share, for each 90 shares of Old Common. This resulted in the issuance of warrants to purchase 15,389 shares of New Common.

ITEM 4. PURPOSE OF THE TRANSACTION

        Item 4 is hereby amended as follows:

        EGI-DM purchased the securities of the Issuer covered hereby on November 24, 1999 from Samstock, L.L.C., a Delaware limited liability company ("Samstock") for investment purposes. Samstock/SIT purchased the membership interests in EGI-DM, which beneficially

CUSIP No. 591097 10 0               13D/A                      Page 6 of 9 Pages

owns the securities of the Issuer covered hereby, on March 1, 2000, from Sheli
Z. Rosenberg and Rod F. Dammeyer, two former key members of EGI's executive management. In connection with the purchase of the membership interests in EGI-DM held by Mrs. Rosenberg and Mr. Dammeyer, they were released from their pro-rata portion of the obligations of EGI-DM to repay a loan from Alpha/ZFT General Partnership, an Illinois general partnership ("Alpha/ZFT"), in the principal amount of $5,800,000, which was obtained in connection with the purchase by EGI-DM of the securities of the Issuer. The two partners of Alpha/ZFT are Alphabet Partners and ZFT Partnership. The partners of Alphabet Partners and ZFT Partnership are various trusts formed for the benefit of Samuel Zell and members of his family. The loan from Alpha/ZFT to EGI-DM was evidenced by a secured promissory note that matures on September 30, 2003 and bears interest at 6.25% per annum, payable monthly. Payment of the note is secured by a pledge of the securities of the Issuer that were purchased by EGI-DM with the proceeds of the loan.

        EGI-DM's interest in Issuer's securities covered hereby did not change in connection with the transactions described herein.

        At the time the sale by Samstock to EGI-DM was completed, Samstock was a party to the Restated Stockholders' Agreement, which was previously filed as
Exhibit 5 to this Schedule 13D. Following the sale by Samstock to EGI-DM, the obligations under the Restated Stockholders' Agreement with respect to Samstock terminated as of December 20, 2000.

        The summaries contained in this Schedule 13D, including this Amendment No. 1, of certain provisions of each of the Stock Purchase Agreement, Warrant, Shelf Registration Agreement, Restated Registration Rights Agreement, Restated Stockholders' Agreement and the Stock Purchase and Sale Agreement between Samstock/SIT and each of Sheli Z. Rosenberg and Rod F. Dammeyer, are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached hereto as an Exhibit and incorporated herein by reference.

        EGI-DM reserves the right to sell or otherwise dispose of some or all of the shares of Common Stock beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional shares of Common Stock, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

        As of June 29, 2001, the Issuer emerged from Chapter 11 Bankruptcy Proceedings. As set forth in Issuer's Form 10-Q for the period ended June 30, 2001, as of September 21, 2001, the Issuer reported that it had no shares of common stock outstanding.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended as follows:

        (a) EGI-DM beneficially owned an aggregate of 1,985,000 shares of Common Stock of the Issuer (including 600,000 shares of Common Stock issuable to EGI-DM upon the exercise of warrants). Following the purchase of Mrs. Rosenberg's and Mr. Dammeyer's membership interests in EGI-DM, Samstock/SIT became the sole member of EGI-DM. Under the Issuer's plan of reorganization in connection with its emergence from Chapter 11 Bankruptcy

CUSIP No. 591097 10 0               13D/A                      Page 7 of 9 Pages


Proceedings, EGI-DM was issued 1 share of New Common for each 675 share of Old Common it held. This resulted in the issuance of 2,052 shares of New Common to EGI-DM. In addition, in connection with the plan of reorganization, the warrants to purchase 600,000 shares of Old Common previously held by EGI-DM, which was "out-of-the-money" with exercise prices (on a pre-reverse stock split basis) of $20 and $23 per share, were cancelled and EGI-DM received 1 new warrant to purchase 1 share of New Common, at a price currently estimated by the Issuer to be approximately $21.50 per share, for each 90 shares of Old Common. This resulted in the issuance to EGI-DM of warrants to purchase 15,389 shares of New Common.

        According to Issuer's Form 10-Q for the period ended September 30, 2001, as filed with the Securities and Exchange Commission ("SEC") on November 14, 2001, the Issuer reported that, as of October 31, 2001, it had 8,918,224 shares of common stock outstanding. Accordingly, based upon the number of shares of common stock reported to be outstanding, EGI-DM owns less than 1% of the common stock outstanding.

        (b) EGI-DM and Samstock/SIT, as the managing member of EGI-DM, share the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of 17,441 shares of New Common (assuming the exercise of warrants to purchase 15,389 shares of New Common).

        (c) During the last sixty days, the only transactions in the Common Stock effected by EGI-DM and Samstock/SIT, or to the best knowledge of EGI-DM and Samstock/SIT, by Chai, SIT or any of the persons listed in Section 5(a) above, were the transactions described in Item 3 hereof.

        (e) Based upon the 8,918,224 shares of common stock reported by Issuer to be outstanding as of October 31, 2001 in its Form 10-Q for the period ended September 30, 2001, as filed with the SEC, EGI-DM holds less than 1% of the outstanding shares of common stock. Following the purchase of Mrs. Rosenberg's and Mr. Dammeyer's membership interests in EGI-DM in March 2001, Samstock/SIT became the sole member of EGI-DM.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1    Securities Purchase Agreement*

         Exhibit 2    Warrant*

         Exhibit 3    Shelf Registration Rights Agreement*

         Exhibit 4    Amended and Restated Registration Rights Agreement*

         Exhibit 5    Amended and Restated Stockholders' Agreement*

         Exhibit 6 Stock Purchase and Sale Agreement between Samstock/SIT and each of Sheli Z. Rosenberg and Rod F. Dammeyer dated as of March 1, 2001**

------------------------

*        Previously filed
**       Filed herewith

CUSIP No. 591097 10 0               13D/A                      Page 8 of 9 Pages




                                   SIGNATURES

                              --------------------

         After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  December 3, 2001.               EGI-DM INVESTMENTS, L.L.C.,
                                        a Delaware limited liability company


                                        By: Samstock/SIT, L.L.C. its
                                            managing member


                                        /s/ Donald J. Liebentritt
                                        -----------------------------
                                        By:  Donald J. Liebentritt,
                                        Its: Vice President


                                        SAMSTOCK/SIT, L.L.C.,
                                        a Delaware limited liability
                                        company


                                        /s/ Donald J. Liebentritt
                                        -----------------------------
                                        By:  Donald J. Liebentritt,
                                        Its: Vice President

CUSIP No. 591097 10 0               13D/A                      Page 9 of 9 Pages


                                  EXHIBIT INDEX

EXHIBIT                                                                   PAGE
NUMBER                 DESCRIPTION                                       NUMBER
-------                -----------                                       ------


 6 Stock Purchase and Sale Agreement between Samstock/SIT and each of Sheli Z. Rosenberg and Rod F. Dammeyer dated as of March 1, 2001